

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Nicholas R. Balzo
Chief Financial Officer
NorthStar Healthcare Income, Inc.
575 Lexington Avenue, 14th Floor
New York, NY 10022

      Re: NorthStar Healthcare Income, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            File No. 000-55190

Dear Nicholas R. Balzo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction